Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253980

Registration No. 333-256912

Registration No. 333-260300

PROSPECTUS SUPPLEMENT NO. 3

(to Prospectus dated November 4, 2021, and

to Prospectus dated November 8, 2021)

MEDMEN ENTERPRISES INC.

2,856,324,771 Class B Subordinate Voting Shares

309,925,534 Class B Subordinate Voting Shares

This prospectus supplement is being filed to update and supplement the information contained in (i) the prospectus dated November 4, 2021 (as may be supplemented or amended from time to time, the “November 4 Prospectus”) and (ii) the prospectus dated November 8, 2021 (as may be supplemented or amended from time to time, the “November 8 Prospectus” and, each, as applicable, the “Prospectus”), with the information contained in our Current Reports on Form 8-K, which we filed with the Securities and Exchange Commission on November 26, 2021 and February 3, 2022 (collectively, the “Current Reports”). Accordingly, we have attached the Quarterly Reports to this prospectus supplement.

The November 4 Prospectus and this prospectus supplement relate to the offer and sale, from time to time, by the selling shareholders identified in the Prospectus, or their permitted transferees, of up to an aggregate of 2,856,324,771 Class B Subordinate Voting Shares (the “Subordinate Voting Shares”), which consists of (i) up to 1,960,722,256 Subordinate Voting Shares, including Subordinate Voting Shares issuable as payment-in-kind interest (assuming payment on the maturity date and at the current conversion rate), issuable to certain selling shareholders upon conversion of senior secured convertible notes outstanding under the Fourth Amended and Restated Securities Purchase Agreement dated August 17, 2021 (the “Convertible Facility”), (ii) up to 208,102,565 Subordinate Voting Shares issuable to certain selling shareholders upon exercise of warrants outstanding under the Convertible Facility, (iii) up to 427,083,306 Subordinate Voting Shares, consisting of 416,666,640 Subordinate Voting Shares issued to certain selling shareholders in connection with the Company’s private placement entered into on August 17, 2021 (the “August 2021 Private Placement”) and 10,416,666 Subordinate Voting Shares issued to certain selling shareholders as consideration for providing the Backstop Commitment in connection with the August 2021 Private Placement, (iv) up to 104,166,644 Subordinate Voting Shares issuable to certain selling shareholders upon exercise of warrants that were issued pursuant to the August 2021 Private Placement, and (v) Subordinate Voting Shares issuable upon exercise of a Short-Term Subscription Right entitling the holders to acquire either (a) an aggregate of 125,000,000 units at an exercise price of $0.24 per unit, with the units consisting of 125,000,000 Subordinate Voting Shares and share purchase warrants exercisable for 31,250,000 Subordinate Voting Shares at an exercise price of $0.288 per share, or (b) $30 million principal amount of notes at par, convertible into 125,000,000 Subordinate Voting Shares at a conversion price of $0.24 per share.

The November 8 Prospectus and this prospectus supplement relate to the offer and sale, from time to time, by the selling shareholders identified in the Prospectus, or their permitted transferees, of up to an aggregate of 309,925,534 Subordinate Voting Shares, which consists of 137,669,046 Subordinate Voting Shares and 172,256,488 Subordinate Voting Shares issuable upon exercise of warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Subordinate Voting Shares trade on the Canadian Exchange (“CSE”) under the symbol “MMEN”. The closing sales price of our Subordinate Voting Shares on the CSE on February 4, 2022 was C$0.1850 per share. Our Subordinate Voting Shares also trade on the OTCQX under the symbol “MMNFF.” The last reported sales price of our Subordinate Voting Shares on the OTCQX on February 4, 2022 was $0.1480 per share.

We are an “emerging growth company”, as defined under the federal securities laws and, as such, we may continue to elect to comply with certain reduced public company reporting requirements in future reports. Certain implications of being an “emerging growth company” are described on page 3 of the Prospectus.

Investing in our Subordinate Voting Shares involves a high degree of risk. You should refer to the discussion of risk factors, beginning on page 9 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 4, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):	November 21, 2021

MEDMEN ENTERPRISES INC

(Exact name of registrant as specified in its charter)

British Columbia	000-56199	98-1431779
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10115 Jefferson Boulevard, Culver City, CA 90232

(Address, including zip code, of principal executive offices)

Registrant’s telephone number, including area code	(424) 330-2082

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.02	Termination of a Material Definitive Agreement

On November 21, 2021, MedMen Enterprises Inc. (the “Company”) provided notice to SierraConstellation Partners LLC (“SierraConstellation”) of its termination of the Transaction and Retention Bonus Award Agreement dated July 12, 2021 with SierraConstellation (the “Transaction Agreement”), which was originally entered into in connection with the appointment by the Board of Directors of the Company (the “Board”) of Tom Lynch as permanent Chief Executive Officer. As a result of the termination of the Transaction Agreement, the Board also terminated Mr. Lynch as Chief Executive Officer of the Company. The Management Support Agreement dated March 30, 2020, and amended on May 1, 2020, pursuant to which SierraConstellation provides interim management and restructuring support, continues to remain effective.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On November 21, 2021, in connection with the termination of the Transaction Agreement, the Board terminated Tom Lynch as Chief Executive Officer. On November 21, 2021, Tom Lynch also resigned as a director and Chairman of the Board of the Company, effective immediately. Mr. Lynch’s decision to resign was not the result of any dispute or disagreements with the Company on any matter relating to the Company's operation, policies (including accounting or financial policies) or practices. In connection with his termination, on November 21, 2021, the Company and Mr. Lynch entered into a Mutual Release and Separation Agreement (the “Separation Agreement”). Pursuant to the Separation Agreement, the Company agreed that 124,868 stock options with an exercise price of C$0.22 per share and 214,030 sock options with an exercise price of C$0.355 per share will continue to remain exercisable for a period of six months from the date of the Separation Agreement. Furthermore, 477,531 unvested Restricted Stock Units (“RSUs”) vested immediately and the remaining 1,432,591 RSUs were immediately terminated and forfeited.

On November 21, 2021, the Board of Directors of the Company appointed Michael Serruya, a current director, as interim Chief Executive Officer and Chairman of the Board. Michael Serruya, 57, has served as a director of the Company since August 2021 and was appointed pursuant to a Board Nomination Rights Agreement dated August 17, 2021 between the Company and S5 Holdings LLC. Mr. Serruya serves as Managing Director of Serruya Private Equity Inc. Previously, Mr. Serruya co-founded Yogen Früz Worldwide Inc., a global chain currently consisting of more than 1,400 locations, and co-founded CoolBrands International Inc. where from 1994 to 2000 he served as Chairman and Chief Executive Officer. CoolBrands was a leading consumer packaged goods company focused on frozen desserts, which included such brands as Weight Watchers, Eskimo Pie, Tropicana and Godiva Ice Cream. From 2013 to 2016, Mr. Serruya was Chairman and Chief Executive Officer of Kahala Brands, a multinational franchisor with over 1,400 stores globally. Kahala Brands owned Cold Stone Creamery, Taco Time and Blimpie Subs. From 2018 to 2021, Mr. Serruya was Chairman of Global Franchise Group, a multinational franchisor with over 800 stores globally. Global Franchise Group owned Round Table Pizza, Marble Slab Creamery, Hot Dog on a Stick, Pretzelmaker and MaggieMoo’s Ice Cream and Treatery.

Except for the Board Nomination Rights Agreement described above and the transactions related to the Company’s Senior Secured Convertible Credit Facility and the $100 Million equity investment that occurred in August 2021, described under “Certain Relationships and Related Transactions, and Director Independence” in the Company’s Annual Report on Form 10-K for the fiscal year ended June 26, 2021, filed with the Securities and Exchange Commission (the “SEC”) on September 24, 2021, there are no arrangements or understandings between Mr. Serruya and any other person pursuant to which he was appointed to serve as a director of the Company and Mr. Serruya does not have a direct or indirect material interest in any “related party” transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. Furthermore, as of October 25, 2021, Mr. Serruya indirectly beneficially owns approximately 44.9% of the Company’s Class B Subordinate Voting Shares through his ownership of S5 Holdings LLC as well as partial ownership of the general partner of Superhero Acquisition L.P., which is further described under “Security Ownership of Certain Beneficial Owners and Management” in the Company’s prospectus dated November 8, 2021 filed with the SEC on November 9, 2021 included as part of the registration statement on Form S-1 (File No. 333-253980 and 333-256912). There are no family relationships between Mr. Serruya and any director or executive officer of the Company.

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Item 7.01	Regulation FD Disclosure.

On November 22, 2021, the Company issued a press release, which is attached to this Current Report on Form 8-K as Exhibit 99.1 and hereby furnished pursuant to this Item 7.01.

The information disclosed under this Item 7.01, including Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description
99.1	Press Release dated November 22, 2021.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 26, 2021	MEDMEN ENTERPRISES INC

/s/ Reece Fulgham
By: Reece Fulgham
Its: Chief Financial Officer

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):                          January 28, 2022

MEDMEN ENTERPRISES INC

(Exact name of registrant as specified in its charter)

British Columbia	000-56199	98-1431779
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10115 Jefferson Boulevard, Culver City, CA 90232

(Address, including zip code, of principal executive offices)

Registrant’s telephone number, including area code                   (424) 330-2082

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On February 2, 2022, MedMen Enterprises Inc. (the “Company” or “MedMen”) and its wholly-owned subsidiary, MM CAN USA, Inc., entered into a Sixth Modification to Senior Secured Commercial Loan Agreement (“Sixth Modification”) with Hankey Capital, LLC extending the maturity date of the term loans (the “Term Loans”) under, and making certain amendments to, the Commercial Loan Agreement, dated as of October 1, 2018 (as amended, restated, supplemented and/or otherwise modified, the “Commercial Loan Agreement”). As of the date of the Sixth Modification, the Term Loans had an aggregate outstanding principal balance of approximately US$114.3 million.

The Sixth Modification extends the stated maturity date of January 31, 2022 of the Term Loans for a period of six months; either July 31, 2022, with respect to certain Term Loans, and August 1, 2022, with respect to other Term Loans. The Sixth Modification makes no changes to the current interest rate. The Sixth Modification provides that definitive documentation with respect to the conditional purchase of the Term Loans from the lenders by Superhero Acquisition, L.P., a lender under the Company’s Senior Secured Convertible Securities Purchase Agreement dated August 17, 2021 (the “Convertible Facility”), must be entered into within 40 days or the Term Loans become due immediately following such time.

The Sixth Modification requires that the Company make a mandatory prepayment of at least $37.5 million in the event of the sale of certain assets. Also, covenants related to certain strategic actions MedMen must implement if it is unable to pay the Term Loans by the extended stated maturity date have been added.

The Company agreed to prepay US$20.0 million on the Term Loans and pay a fee of US$1.0 million to the Term Loan lenders in consideration of the Sixth Modification, which fee was paid in Class B Subordinate Voting Shares (“Shares”) with a deemed price of US$0.12447 (C$0.15825) for a total of 8,021,593 Shares (the “Fee Shares”), with any difference in realized net proceeds that is less than US$1.0 million from the sale of the Fee Shares during a 30-day period, to the extent such Fee Shares are sold, reimbursed in cash. The Company agreed to file with the Securities and Exchange Commission a registration statement on Form S-1 registering for resale the Fee Shares.

The issuance of the Fee Shares as part of the Sixth Modification triggered the right of holders of convertible notes under the Convertible Facility to be issued five-year warrants in order to maintain their pro rata ownership interest (on a partially diluted basis) in the Shares. A total of 6,682,567 warrants (the “Top-up Warrants”), each entitling the holder to purchase one Share at a purchase price of US$0.1615 (C$0.205), will be issued to the holders of convertible notes under the Convertible Facility.

The foregoing description of the Sixth Modification does not purport to be complete and is qualified in its entirety by reference to such exhibit when filed.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information regarding the Sixth Modification set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 2.03.

Item 2.04	Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement.

The information regarding the Sixth Modification set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 2.04.

Item 3.02	Unregistered Sales of Equity Securities.

The information regarding the issuance of the Fee Shares and the Top-up set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 3.02. Such securities were issued and sold in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). Each of the investors has represented to the Company, among other things, that it is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act). The offer and sale of such securities and the Shares issuable upon exercise thereof, as applicable, if any, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On January 28, 2022, Errol Schweizer resigned from the board of directors of the Company, effective immediately. Mr. Schweizer’s decision to resign was not the result of any dispute or disagreement with the Company on any matter relating to the Company’s operation, policies (including accounting or financial policies) or practices.

Item 7.01	Regulation FD Disclosure.

On February 2, 2022, the Company issued a press release regarding the Sixth Modification. The press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is hereby furnished pursuant to this Item 7.01. The information disclosed under this Item 7.01, including Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Exhibit
99.1	Press Release dated February 2, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 3, 2022	MEDMEN ENTERPRISES INC

/s/ Reece Fulgham
	By:	Reece Fulgham
	Its:	Chief Financial Officer

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